SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that received, on November 27, 2017, from CVM - Comissão de Valores Mobiliários, the Official Letter 384/2017/CVM/SEP/GEA-1, transcribed below, requesting clarifications regarding the news published on 10.08.2017, in the blog Radar, of Veja magazine, under the title " Without success, Eletrobras’ CEO tried to dismiss advisers."

Regarding the above-mentioned Official Letter, the Company informs that Eletrobras’ CEO, Mr. Wilson Ferreira Junior, clarified that it did not request the removal of any member of Eletrobras’ Executive Board, therefore, the information contained in the news in reference is not true.

Rio de Janeiro, November 28, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Free Translation of Offical Letter 384/2017/CVM/SEP/GEA-1

Rio de Janeiro, November 27, 2017.

  Subject: Clarification on News

                                     Dear Officer,

1.      In reference to the News released on 10.08.2017 in the blog “Radar”, of Veja Magazine, under the title “Without success, Eletrobras’ CEO tried to dismiss advisers", which contained the following statements:

Eletrobras’ CEO, Wilson Ferreira has already requested - in writing - the resignation of four of its six officers. None left. The groomsmen, José Sarney ahead, held them.

  In reference to the news stated above, we request a statement from the company regarding the veracity about the highlighted news and, if it is true, explain the reasons why it was not considered a Relevant Fact, as well as, comment about the informations considered important about this subject.

  In addition, as stated in CVM Instruction No. 358/2002, article 4, sole paragraph, provides for the obligation to inquire of the company's management and controlling shareholders, as well as all other persons with access to relevant acts or facts, whether they are aware of information that must be disclosed to the market in order to ascertain whether they know information that should be disclosed to the market;

  The answer should be submitted through the Empresa.NET System category: Market Announcement, type: Clarifications Inquiries CVM/B3, subject: Disclosed in the news media, which should include a transcript of this Official Letter.

  The Superintendence of Corporate Relations will be responsible for, in the use of its legal attributions and, based on Law No. 6,385/1976, article 9, item II, and CVM Instruction No. 452/2007, the determination of the application of a fine, in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for failure to comply with the requirements of this official letter, sending exclusively by email, until 11/28/2017, notwithstanding the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02.

            Sincerelly,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.